UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

Commission File Number: 001-34661

Newegg Commerce, Inc.

(Translation of registrant’s name in English)

17560 Rowland Street, City of Industry, CA 91748

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Fiscal Year 2023 Results and Fiscal Year 2024 Guidance

On April 24, 2024, Newegg Commerce, Inc. (the “Company” or “Newegg”) issued a press release announcing its financial results for the fiscal year ended December 31, 2023 along with the guidance for the fiscal year ending December 31, 2024. A copy of the press release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

INDEX TO EXHIBITS

Exhibit Number	Exhibit Title
99.1	Press Release dated April 24, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Newegg Commerce, Inc.

April 24, 2024	By:	/s/ Anthony Chow
Anthony Chow
Chief Executive Officer

2